EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into as of July 27, 2006 and shall be effective as of August 8, 2006 (the "Effective Date") by and between Patient Safety Technologies, Inc., a Delaware corporation, with an office located at 1800 Century Park East, Suite 200, Los Angeles, California 90067 (the "Company") and Milton "Todd" Ault, III, an individual, with an address at 1800 Century Park East, Suite 200, Los Angeles, California 90067 ("Individual").

WHEREAS, the Company is in the business of acting as a holding company for patient safety and certain other related and non-related businesses; and

WHEREAS, Individual has had experience in the operations of holding companies in the types of businesses in which the Company is engaged;

WHEREAS, the Company desires to retain the services of Individual; and

WHEREAS, Individual is willing to be employed by the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:


1. Employment. Individual is hereby employed and engaged to serve the Company as its Chief Executive Officer, or such additional titles as the Company shall specify from time to time, and Individual does hereby accept, and Individual hereby agrees to such engagement and employment but only on an interim basis until a new Chief Executive Officer can be appointed.

2. Duties. Individual shall be responsible for the overall development, operations and corporate governance of the Company. In addition, Individual's duties shall be such duties and responsibilities as the Company shall specify from time to time, and shall entail those duties customarily performed by the Chief Executive Officer of a company with a sales volume and number of employees commensurate with those of the Company. Individual shall have such authority, discretion, power and responsibility, and shall be entitled to office, secretarial and other facilities and conditions of employment, as are customary or appropriate to his position. Individual shall diligently and faithfully execute and perform such duties and responsibilities, subject to the general supervision and control of the Company's Board of Directors. Individual shall be responsible and report only to the Company's Board of Directors. The Company's Board of Directors, in its sole and absolute discretion, shall determine Individual's duties and responsibilities and may assign or reassign Individual to such duties and responsibilities as it deems in the Company's best interest. Individual shall devote his full-time attention, energy, and skill during normal business hours to the business and affairs of the Company and shall not, during the Employment Term, as that term is defined below, be actively engaged in any other business activity, except with the consent of the Company's Board of Directors.

Nothing in this Agreement shall preclude Individual from devoting reasonable periods required for:

      (a) serving as a director or member of a committee of any organization or corporation involving no conflict of interest with the interests of the Company;

      (b) serving as a consultant in his area of expertise (in areas other than in connection with the business of the Company), to government, industrial, and academic panels where it does not conflict with the interests of the Company; and

      (c) managing his personal investments or engaging in any other non-competing business; provided that such activities do not materially interfere with the regular performance of his duties and responsibilities under this Agreement as determined by the Company.


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3. Best Efforts of Individual. During his employment hereunder, Individual shall, subject to the direction and supervision of the Company's Board of Directors, devote his full business time, best efforts, business judgment, skill, and knowledge to the advancement of the Company's interests and to the discharge of his duties and responsibilities hereunder. Notwithstanding the foregoing, nothing herein shall be construed as preventing Individual from investing his assets in any business.

4. Employment Term. Unless terminated pursuant to Section 12 of this Agreement, the term of this Agreement shall commence as of the Effective Date of this Agreement and shall continue for a term of one (1) year (the "Initial Term"), and shall be automatically renewed for successive one (1) year terms (the "Renewal Term") unless a party hereto delivers to the other party written notice of such party's intention not to renew at least thirty (30) days prior to the end of the Initial Term or the applicable Renewal Term, as the case may be. (The terms "Initial Term" and "Renewal Term" will collectively hereinafter be referred to as the "Employment Term").

5. Compensation of Individual.

(a) Base Compensation. As compensation for the services provided by Individual under this Agreement, the Company shall pay Individual an annual salary of One Dollar ($1.00) during the Employment Term, renegotiable prior to the commencement any Renewal Term. Upon each subsequent one (1) year renewal of Individual's employment in accordance with Section 4, the Company shall increase Individual's annual salary by no less than ten percent (10%). The compensation of Individual under this Section shall be paid in accordance with the Company's usual payroll procedures.

(b) Bonus. In addition to the above base compensation, Individual shall be eligible to receive an annual bonus determined by the Board of Directors based on the financial performance of the Company. Any bonus shall be payable in stock and/or cash.

(c) Stock and Stock Options. Individual shall also receive shares of the Company's authorized stock and options to purchase shares of the Company's authorized stock from time to time as determined by the Board of Directors. For the Initial Term, under that certain Agreement Regarding Severance or Separation dated May 24, 2006 between Individual and the Company (the "Severance Agreement"), individual shall receive, pursuant to an agreement to convert to restricted shares of common stock the cash compensation that was otherwise due under the Severance Agreement, the number of shares at $2.74 per share (the closing price on June 27, 2006) that represent the full amount of his compensation due, which is $180,000, less shares for the amount of that $180,000 already received, which is $40,000. Individual shall therefore receive 51,095 shares of restricted common stock of the Company in lieu of the cash compensation otherwise due under the Severance Agreement.

6. Benefits. Individual shall also be entitled to participate in any and all Company benefit plans, from time to time, in effect for employees of the Company. Such participation shall be subject to the terms of the applicable plan documents and generally applicable Company policies.

7. Vacation, Sick Leave and Holidays. Individual shall be entitled to three (3) weeks of paid vacation, with such vacation to be scheduled and taken in accordance with the Company's standard vacation policies. In addition, Individual shall be entitled to such sick leave and holidays at full pay in accordance with the Company's policies established and in effect from time to time.

8. Business Expenses. The Company shall promptly reimburse Individual for all reasonable out-of-pocket business expenses incurred in performing Individual's duties and responsibilities hereunder in accordance with the Company's policies, provided Individual promptly furnishes to the Company adequate records of each such business expense.

9. Location of Individual's Activities. Individual's principal place of business in the performance of his duties and obligations under this Agreement shall be at a place to be determined by the Board of Directors, initially at the Company's offices at 1800 Century Park East, Suite 200, Los Angeles, California. Notwithstanding the preceding sentence, Individual will engage in such travel and spend such time in other places as may be necessary or appropriate in furtherance of his duties hereunder.


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10. Confidentiality. Individual recognizes that the Company has and will have business affairs, products, future plans, trade secrets, customer lists, and other vital information (collectively "Confidential Information") that are valuable assets of the Company. Individual agrees that he shall not at any time or in any manner, either directly or indirectly, divulge, disclose, or communicate in any manner any Confidential Information to any third party without the prior written consent of the Company's Board of Directors. Individual will protect the Confidential Information and treat it as strictly confidential.

11. Non-Solicitation. Individual acknowledges that he has gained, and will gain extensive knowledge in the business conducted by the Company and has had, and will have, extensive contacts with customers of the Company. Accordingly, Individual agrees that during his employment with the Company and for a period of one (1) year immediately following termination (voluntary or otherwise), Individual shall not directly or indirectly solicit clients or customers of the Company, to the extent that the existence of such clients or customers constitute "Confidential Information" as defined in Section 10 above. In addition, individual agrees that for a period of one (1) year immediately following termination (voluntary or otherwise) of Individual's employment with the Company, he shall not solicit any Company employee to leave the Company's employ or any Company consultant to sever the consultant's relationship with the Company.

12. Termination. Notwithstanding any other provisions hereof to the contrary, Individual's employment hereunder shall terminate under the following circumstances:

(a) Voluntary Termination by Individual. Individual shall have the right to voluntarily terminate this Agreement and his employment hereunder at any time during the Employment Term, subject to 30 days' prior written notice.

(b) Voluntary Termination by the Company. The Company shall have the right to voluntarily terminate this Agreement and Individual's employment hereunder at any time during the Employment Term, subject to 30 days' prior written notice.

(c) Termination for Cause. The Company shall have the right to terminate this Agreement and Individual's employment hereunder at any time for cause. As used in this Agreement, "cause" shall mean refusal by Individual to implement or adhere to lawful policies or directives of the Company's Board of Directors, breach of this Agreement, Individual's conviction of a felony, other conduct of a criminal nature that may have a material adverse impact on the Company's reputation, breach of fiduciary duty or the criminal misappropriation by Individual of funds from or resources of the Company. Cause shall not be deemed to exist unless the Company shall have first given Individual a written notice thereof specifying in reasonable detail the facts and circumstances alleged to constitute "cause" and thirty (30) days after such notice such conduct has, or such circumstances have, as the case may be, not entirely ceased and not been entirely remedied.

(d) Termination Upon Death or for Disability. This Agreement and Individual's employment hereunder, and all amounts and benefits due Individual hereunder, shall automatically terminate upon Individual's death or upon written notice to Individual and certification of Individual's disability by a qualified physician or a panel of qualified physicians if Individual becomes disabled beyond a period of twelve (12) months and is unable to perform the duties contained in this Agreement.

(e) Effect of Termination. In the event that this Agreement and Individual's employment is voluntarily terminated by Individual pursuant to Section 12(a), or in the event the Company voluntarily terminates this Agreement pursuant to Section 12(b) or for cause pursuant to Section 12(c), all obligations of the Company and all duties, responsibilities and obligations of Individual under this Agreement shall cease. Upon such termination, the Company shall (i) pay Individual a cash lump sum equal to
      (x) all accrued base salary through the date of termination plus all accrued vacation pay and bonuses, if any, plus (y) as severance compensation, an amount equal to the greater of (A) twelve (12) months of Individual's base salary (at the highest rate in effect during the Employment Term of this Agreement), or (B) Individual's then base salary for the remaining Employment Term of this Agreement. In the event of a merger, consolidation, sale, or change of control, the Company's rights hereunder shall be assigned to the surviving or resulting company, which company shall then be obligated to honor this Agreement with Individual.


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13. Resignation as Officer. In the event that Individual's employment with the
Company is terminated for any reason whatsoever, Individual agrees to immediately resign as an Officer and/or Director of the Company, if applicable, and any related entities. For the purposes of this Section 13, the term the "Company" shall be deemed to include subsidiaries, parents, and affiliates of the Company.

14. Governing Law, Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to any applicable conflicts of law provisions.

15. Business Opportunities. During the Employment Term Individual agrees to bring to the attention of the Company's Board of Directors all written business proposals that come to Individual's attention and all business or investment opportunities of whatever nature that are created or devised by Individual and that relate to areas in which the Company conducts business and might reasonably be expected to be of interest to the Company or any of its subsidiaries.

16. Employee's Representations and Warranties. Individual hereby represents and warrants that he is not under any contractual obligation to any other company, entity or individual that would prohibit or impede Individual from performing his duties and responsibilities under this Agreement and that he is free to enter into and perform the duties and responsibilities required by this Agreement. Individual hereby agrees to indemnify and hold the Company and its officers, directors, employees, shareholders and agents harmless in connection with the representations and warranties made by Individual in this Section 16.

17. Notices. All demands, notices, and other communications to be given hereunder, if any, shall be in writing and shall be sufficient for all purposes if personally delivered, sent by facsimile or sent by United States mail to the address below or such other address or addresses as such party may hereafter designate in writing to the other party as herein provided.

Company:                                      Individual:

Patient Safety Technologies, Inc.             Milton "Todd" Ault, III
1800 Century Park East, Suite 200             1800 Century Park East, Suite 200
Los Angeles, CA  90067                        Los Angeles, CA  90067


18. Entire Agreement. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement, whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties. This Agreement is for the unique personal services of Individual and is not assignable or delegable, in whole or in part, by Individual. This Agreement may be assigned or delegated, in whole or in part, by the Company and, in such case, shall be assumed by and become binding upon the person, firm, company, corporation or business organization or entity to which this Agreement is assigned. The headings contained in this Agreement are for reference only and shall not in any way affect the meaning or interpretation of this Agreement. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and, in pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one of such counterparts.


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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


COMPANY:                                        INDIVIDUAL:

Patient Safety Technologies, Inc.


By:         ___________________________         _________________________

Name:       Lynne Silverstein                   Milton "Todd" Ault, III

Title:      President


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